UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2018

Med-X, Inc.
(Exact name of issuer as specified in its charter)

Nevada	46-5473113
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

8236 Remmet Avenue Canoga Park, California 91304
(Full mailing address of principal executive offices)

(818) 349-2870
(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Annual Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this Annual Report.

Med-X, Inc. (“Med-X”, “we”, “us”, “our”, or the “Company”) is a Nevada corporation formed in February 2014 and is engaged in the business of green scene product development, distribution, and marketing. Its business is expected to expand significantly as a result of the closing of its merger with Pacific Shore Holdings, Inc. (“PSH” or “Pacific Shore”), its affiliate, on April 16, 2018. The Company and PSH have developed a series of proprietary natural “green” branded products under division names Nature-Cide®, Thermal-Aid®, Home Spa™ and Maliblu Brands. Nature-Cide® products are all-natural essential oil blends of indoor and outdoor pesticide/insecticide/repellent developed for multiple industries, including professional pest control, janitorial, hospitality, transportation and agriculture, as well as the cannabis cultivation industry. Thermal-Aid®, Thermal-Aid Zoo® and the Thermal-Aid Headache Relief System® are 100% natural heating/cooling pain and physical therapy products for painful ailments affecting adults, children and animals. Nature-Cide® and Thermal-Aid® are distributed through ecommerce platforms and through national distribution outlets positioned around the United States. Home Spa Shower Sprays are essential oil-based products distributed through various ecommerce platforms. Maliblu Brands are all-natural essential oils, including Hemp and CBD oil products, designed for a variety of ailments and are still in the development stage. The Company also operates the MJT Network® through the Company’s online media platform, www.marijuanatimes.org, which publishes high quality media content regarding cannabis to generate revenue from advertisers and traffic optimizing venues. The network includes smart phone and tablet applications and also publishes a daily news video through social and news applications. Med-X also plans, to the extent it is legal to do so, to cultivate high quality custom-bred cannabis for the medical market to treat such aliments as pain, sleep deprivation, appetite disorders, and neurological pathologies or their symptoms. Besides suppling Nature-Cide products to pest control, hospitality, janitorial and agricultural industries, Med-X also plans to supply proprietary and non-proprietary products, including Nature-Cide insecticides, pesticides, granular and soil blends, to legally operating cannabis agricultural operators. As these core businesses evolve, and it becomes legal to do so, we will seek to develop and monetize (i) techniques for the recognition and extraction of cannabis compounds for the medical industry, and (ii) a cost-effective pharmacy automation system for the pharmaceutical and cannabis industries.

The Company plans to supply products to the agricultural and supply industries, including recently licensed Nature-Cide® brands such as Nature-Cide’s® Pest Management and All-Purpose formulations, as well as a special insecticidal soil, for which we filed a patent application with the United States Office of Patents and Trademarks in 2015. Nature-Cide® is a proprietary all-natural essential oil insecticide/miticide/nematicide that repels and kills a wide variety of pests, including insects that are commonly known to damage cannabis crops. Nature-Cide® is owned, manufactured and distributed by Pacific Shore Holdings, Inc. our substantially wholly owned subsidiary.

We expect the demand for the Company’s proprietary products to grow. The Company and its subsidiary are currently generating revenue from the Nature-Cide, Thermal-Aid and The MJT Network divisions.

Med-X recently closed an Agreement of Merger and Plan of Reorganization with its affiliate, Pacific Shore Holdings, Inc., pursuant to which PSH became a substantially wholly owned subsidiary of the Company. The merger did not result in significant dilution to Med-X shareholders upon its closing on April 16, 2018. In order to mitigate dilution to existing Med-X shareholders, the Company’s President, Matthew Mills, and PSH collectively tendered to Med-X for cancellation approximately 55 million outstanding shares of Med-X common stock on the closing. At the time of closing of the merger, the Company issued to Mr. Mills 10,000 shares of newly authorized super-voting Series A Preferred Stock of Med-X, having de minimus economic rights (i.e. no conversion right, no dividend rights, and virtually no liquidation preference), but conferring on him 51% voting control of Med-X on all matters subject to a shareholder vote. See “BUSINESS- Merger with Pacific Shore Holdings, Inc.”

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The Company is actively positioning the Nature-Cide and Thermal-Aid brands for major distribution and marketing. Med-X and PSH also plan to address other needs required to support the fast-paced emerging cannabis industry. These potential innovations include pharmacy automation for pharmaceuticals and essential oil including cannabis products. When and only if the federal government officially declares that all states will govern themselves with regard to cannabis, as it recently stated, or cannabis is changed from a Schedule 1 to a Schedule 2 or 3 drug, or is de-scheduled all together, the Company may utilize 100 plus acres in Northern and Southern California owned by Dr. David Toomey, our Chief Executive Officer, for cannabis cultivation operations. If demand from the medical cannabis industry grows as expected by management, the Company plans to obtain the proper government licenses for indoor and outdoor farm property in California to grow, harvest and sell high quality, custom-bred organic cannabis for the California medical and Cannabidiol (CBD) compound markets, as well as the recreational markets.

The primary sources of revenue for Med-X and PSH moving forward are expected to be the proceeds from continued sales of Nature-Cide and Thermal-Aid through the Company’s national distribution network. It’s also expected to generate advertising and industry related product sale revenue through the Company’s media platform, www.marijuanatimes.org.

The Company expects to engage in online sales of its green products and planned cannabis industry related products supplied by the Company and by third party vendors. The Company has launched various online sales venues such as http://nature-cide.com, http://thermalaidproducts.com, http://homespashowerspray.com, and www.naturecidecannabis.com.

In the future Med-X plans to research, develop and license or otherwise monetize cannabis and hemp compound identification and extraction techniques for the cannabis/hemp medical industry. Med-X also plans to research, develop and monetize a pharmacy automation system for both patient related pharmaceutical and cannabis prescription products. Management believes that Med-X will eventually earn substantial revenue from growing, harvesting and selling high quality, custom-bred organic cannabis for the California medical and recreational markets, as applicable cannabis licensing and tax regulations in the state are published and licenses become available, and for any other markets that become legally available to the Company in the future, if any. Med-X, Inc. management also expects to acquire from third parties other businesses and products that fit into the Company’s business model to generate more revenue to enhance the value of the Company.

If and only when its legally permitted to do so, the Company’s planned compound identification and extraction research and development operation will be conducted primarily at the Company’s existing 600 square foot indoor cultivation center in Los Angeles County, California, where controlled quantities of high quality cannabis were being grown, harvested and stored for research and medical use in 2015 and early 2016, to the extent permitted by California law. The fundamental premise of the operation is to make cannabis oil from the plant, extract a variety of medicinal compounds from the oil, especially the non-THC Cannabidiol (CBD) compounds found in cannabis and, when seeking supplements for pain management and relief, also THC compounds, testing the efficacy of the supplement prototypes, and producing, marketing and selling natural supplements containing these compounds. The Company has purchased and utilized special equipment designed to facilitate the compound identification and extraction process. Preliminary research in the industry indicates that CBD-based compounds from cannabis may be effective in treating the symptoms of certain neurological pathologies, but there is much additional research needed to reliably commercialize CBDs for medical purposes. There is no assurance that the Company will be successful in making or selling any medicinal supplements from the CBD or THC compounds identified and extracted by it.

The Company may acquire sufficient indoor and outdoor farm property in California to grow, harvest and sell high quality, custom-bred cannabis for the California medical and recreational markets, for compound identification and extraction, and for other markets that become legally available to the Company in the future as a California grower.

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Results of Operations

The period of January 1, 2017 to June 30, 2017

Revenue. Revenue for the period of January 1, 2017 to June 30, 2017 was $336,824. Revenue for the six-month period ended June 30, 2017 was comprised of $203,882 from Nature-Cide and $107,713 from our Thermal-Aid supplemented by $25,229 from advertisers in The Marijuana Times and from our Trade Publication for the NCIA Cannabis Business Summit & Expo.

Operating Expenses. Operating expenses for the period of January 1, 2017 to June 30, 2017 were $1,805,153. Operating expenses for the period were comprised of personnel related expenses as well as consulting and professional fees incurred which included non-cash compensation of $72,610 for stock options as well as $242,781for legal fees in support of the Company’s defense efforts related to the SEC’s Temporary Suspension of our Regulation A+ Offering. The Company prevailed with the Administrative Law Judge vacating the Temporary Suspension on May 8, 2017. The substantial decrease in operating expenses in 2017 compared to 2016 was also caused by lower personnel expense, non-cash compensation and legal fees.

Net Loss. Net loss for the period of January 1, 2017 to June 30, 2017 was ($1,723,194). This net loss was the result of revenue of $336,824 with $1,805,153 of operating expenses. Currently operating costs exceed revenue because we are actively raising capital in order to achieve a level where we can support sales growth through marketing and advertising. We cannot assure when or if revenue will exceed operating costs.

The period of January 1, 2018 to June 30, 2018

Revenue. Revenue for the period of January 1, 2018 to June 30, 2018 was $283,698. Revenue for the six-month period ended June 30, 2018 was comprised of $196,721 from Nature-Cide and $84,745 from our Thermal-Aid with minimal revenue from advertisers in The Marijuana Times of $2,232.

Operating Expenses. Operating expenses for the period of January 1, 2018 to June 30, 2018 were $1,628,095. Operating expenses for the period were comprised of sales and marketing costs of $209,339 to support and promote the growth of Nature-Cide on a national basis with major pest control distributors, non-cash compensation of $75,181 for stock options along with general and administrative expenses and professional outside service fees. The decrease of 10% in operating expenses in 2018 compared to 2017 was mostly related to significantly lower costs associated with lower personnel and outside service expense offset by a slight increase in general and administrative expenses.

Net Loss. Net loss for the period of January 1, 2018 to June 30, 2018 was ($1,553,378). This net loss was the result of revenue of $283,698 and $1,628,095 of operating expenses. Currently operating costs exceed revenue because of slower sales growth than anticipated while operating expenses only decreased slightly. We cannot assure when or if revenue will exceed operating costs.

Liquidity and Capital Resources

We had net cash of $204,680 at December 31, 2017 and $602,475 at June 30, 2018, primarily from an increase in capital raised through our Regulation A+ and our private placement pursuant to Rule 506(c) of the Securities Act of 1933.

During the period of January 1, 2017 to June 30, 2017, we used ($1,457,526) of cash for operating activities. A large portion of the funds were used to pay for personnel related expenses as well as consulting and professional fees along with legal fees related to the overturning of the SEC’s Temporary Suspension of our Regulation A+ Offering and other one-time legal matters.

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During the period of January 1, 2018 to June 30, 2018, we used ($1,541,806) of cash for operating activities. A large portion of the funds were used for sales and marketing costs to support and promote the growth of Nature-Cide on a national basis with major pest control distributors, general and administrative expenses and professional outside service fees and expenses related to the acquisition of Pacific Shore Holdings, Inc.

Cash provided by financing activities was $1,600,838 mainly from the issuance of shares of common stock during the period of January 1, 2017 to June 30, 2017 through its private placement of common stock at $.60 per share under Rule 506(c). Cash provided by financing activities was $2,014,316 mainly from the issuance of shares of common stock during the period of January 1, 2018 to June 30, 2018 under Regulation A+ and through a private placement of common stock at $.60 per share under Rule 506(c). Since inception, our capital needs have primarily been met from the private placement of our common stock initially offered at $0.50 per share which commenced in September 2014 and ended when the offering under Regulation A+ commenced in February 2016, pursuant to which we sold shares of common stock at $0.60 per share. During 2017 the Company raised capital through a private placement of common stock at $.60 per share under Rule 506(c).

We will have additional capital requirements during 2018 and 2019. We do not expect to be able to satisfy our cash requirements through online sales, and therefore we will attempt to raise additional capital through the sale of our common stock. In February 2016, we commenced an offering of 25,000,000 shares at $0.60 per share under Regulation A+ (Tier 2) of the Securities Act of 1933, as amended. As of September 10, 2016, we had raised approximately $840,000 from the sale of approximately 1,400,000 shares in our Regulation A+ offering, which was scheduled to terminate on October 15, 2016. We filed a post-qualification amendment to the Offering Statement under Regulation A+ to extend the offering for up to another year which was reviewed and qualified by the Securities and Exchange Commission (“SEC”) on June 30, 2017. We are currently raising capital through our Regulation A+ as well as our Private Placement pursuant to Rule 506(c) of the Securities Act of 1933.

We cannot assure that we will have sufficient capital to finance our growth and business operations or that such capital will be available on terms that are favorable to us or at all. We are currently incurring operating deficits that are expected to continue for the foreseeable future.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Critical Accounting Policies

We have identified the policies outlined below as critical to our business operations and an understanding of our results of operations. The list is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management’s judgment in their application. The impact and any associated risks related to these policies on our business operations is discussed throughout management’s Discussion and Analysis or Plan of Operation where such policies affect our reported and expected financial results. Note that our preparation of the financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Revenue Recognition

Revenue includes advertising, trade show publication and product sales. The Company recognizes revenue from product sales in accordance with Topic 605 “Revenue Recognition in Financial Statements” which is at the time customers are invoiced at shipping point, provided title and risk of loss has passed to the customer, evidence of an arrangement exists, fees are contractually fixed or determinable, collection is reasonably assured through historical collection results and regular credit evaluations, and there are no uncertainties regarding customer acceptance. Revenue from advertising and trade show publications is recognized at the time the advertisement is published and the trade show publication is recognized at the point when the trade show is being held.

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Stock Based Compensation Expense

We account any share-based compensation pursuant to SFAS No. 123 (revised 2004) Share-Based Payment, or SFAS No. 123R. SFAS No. 123R requires measurement of all employee share-based payments awards using a fair-value method. When a grant date for fair value is determined we will use the Black-Scholes-Merton pricing model. The Black-Scholes-Merton valuation calculation requires us to make key assumptions such as future stock price volatility, expected terms, risk-free rates and dividend yield. The weighted-average expected term for stock options granted was calculated using the simplified method in accordance with the provisions of Staff Accounting Bulletin No. 107, Share-Based Payment. The simplified method defines the expected term as the average of the contractual term and the vesting period of the stock option. We will estimate the volatility rates used as inputs to the model based on an analysis of the most similar public companies for which Med-X has data. We will use judgment in selecting these companies, as well as in evaluating the available historical volatility data for these companies.

SFAS No. 123R requires us to develop an estimate of the number of share-based awards which will be forfeited due to employee turnover. Annual changes in the estimated forfeiture rate may have a significant effect on share-based payments expense, as the effect of adjusting the rate for all expense amortization after January 1, 2006 is recognized in the period the forfeiture estimate is changed. If the actual forfeiture rate is higher than the estimated forfeiture rate, then an adjustment is made to increase the estimated forfeiture rate, which will result in a decrease to the expense recognized in the financial statements. If the actual forfeiture rate is lower than the estimated forfeiture rate, then an adjustment is made to decrease the estimated forfeiture rate, which will result in an increase to the expense recognized in the financial statements. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. We have never paid cash dividends, and do not currently intend to pay cash dividends, and thus have assumed a 0% dividend yield.

Med-X will continue to use judgment in evaluating the expected term, volatility and forfeiture rate related to its stock-based awards on a prospective basis, and in incorporating these factors into the model. If our actual experience differs significantly from the assumptions used to compute its stock-based compensation cost, or if different assumptions had been used, we may record too much or too little share-based compensation cost. Med-X recognizes expense using the straight-line attribution method.

Item 2. Other Information

None.

Item 3. Financial Statements

The Financial Statements provided for the six months ended June 30, 2018 and June 30, 2017 were prepared by Management and were not reviewed by our independent certified public accounting firm, MJF & Associates, APC.

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MED-X, INC.
BALANCE SHEET
JUNE 30, 2018 and DECEMBER 31, 2017
(UNAUDITED)

	June 30,	December 31,
	2018	2017
ASSETS
Current Assets
Cash and cash equivalents	$602,475	$204,680
Restricted Cash	77,555	12,241
Accounts Receivable	108,333	42,457
Inventory	593,718	582,032
Prepaid Expenses	12,240	155
Prepaid rent	9,431	9,430
Total Current Assets	1,403,752	850,995

Property and Equipment, Net	393,966	405,373

Other Assets

Lease deposit	75,185	75,736
Trademark, net	13,732	14,447
Total Other Assets	88,917	90,183
TOTAL ASSETS	$1,886,635	$1,346,551

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Accounts payable	$688,457	$733,174
Current portion settlement payable	95,000	120,000
Acrued payables	-	20,000
Accrued employee related payable	110,888	97,304
Line of credit	69,493	18,032
Deferred revenue	3,735	3,735
Current portion of long term note payable	24,704	19,365
Total Current Liabilities	992,277	1,011,610

Long Term Liabilities
Long term portion settlement payment	-	25,000
Long term note payable, net of current portion	69,477	49,944
Total Long Term Liabilities	69,477	74,944

Total Liabilities	1,061,754	1,086,554

Stockholders' Equity
Common stock (par value of $.001; 300,000,000 shares authorized; (99,497,513 and 95,060,491 shares issued and outstanding)	99,498	95,060
Preferred stock (par value of $.001; 5,000,000 shares authorized; (10,000 and 0 shares issued and outstanding)	-	-
Additional paid in capital	24,559,964	22,448,922
Accumulated deficit	(23,834,581)	(22,283,985)
Total Stockholders' Equity	824,881	259,997

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,886,635	$1,346,551

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MED-X, INC.
STATEMENTS OF OPERATIONS
SIX MONTHS ENDED JUNE 30, 2018 AND JUNE 30, 2017
(UNAUDITED)

	Six Months	Six Months
	6/30/2018	6/30/2017

Sales	$283,698	$336,824
Cost of Goods Sold	207,882	195,434
Gross Profit	75,816	141,390

General and Administrative Expenses

Selling & Marketing Expenses	229,341	249,651
Research & Development	-	-
Personnel & Outside Services Expenses	754,614	1,045,607
Non-cash Compensation	75,181	72,610
General and Administrative Expenses	568,959	437,285
Total Operating Expenses	1,628,095	1,805,153

Income (Loss) from Operations	(1,552,279)	(1,663,763)

Other Income (Expense)
Interest Expense	1,099	59,431
Total Other Income (Expense)	1,099	59,431

Income (Loss) Before Income Taxes	(1,553,378)	(1,723,194)

Net Income (Loss)	$(1,553,378)	$(1,723,194)

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MED-X, INC.
STATEMENTS OF CASH FLOWS
SIX MONTHS ENDED JUNE 30, 2018 AND JUNE 30, 2017
(UNAUDITED)

	Six Months	Six Months
	2018	2017

Net (loss)	$(1,553,378)	$(1,723,194)
Changes in operating assests and liabilities:
Accounts receivable	(65,876)	(8,267)
Deposits	(61,125)	54,859
Deferred Revenue	-	795
Prepaid expenses	(12,086)	663
Inventory	(11,686)	40,476
Accounts payable	(44,717)	1,706
Accrued payable	45,045	17,007
Non-cash compensation	75,181	72,610
Depreciation	86,836	85,819
Net cash (used in) operating activities	(1,541,806)	(1,457,526)

Cash flows from investing activities:
Cash payments for the purchase of property	(74,715)	(8,823)
Net cash (used in) investing activities	(74,715)	(8,823)

Cash flows from financing activities:
Equipment financing	24,872	(6,031)
Setlement payable	(50,000)	235,000
Common stock issued for cash net of offering costs and stock options	2,039,444	1,371,869
Net cash provided by financing activities	2,014,316	1,600,838

Net increase in cash and cash equivalents	397,795	134,489

Cash and cash equivalents at beginning of year	204,680	122,984

Cash and cash equivalents at end of year	$602,475	$257,473

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Item 4. Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description

2.1	Articles of Incorporation *
2.2	Bylaws *
4.1	Subscription Documents *
6.1	License Agreement, dated September 1, 2014, by and between Med-X, Inc., as the Licensee, and Pacific Shore Holdings, Inc., as the Licensor. *
6.2	Posting Agreement, dated November 12, 2015, by and between Med-X, Inc. and StartEngine Crowdfunding, Inc., with Warrant attached. *
6.3	Broker-Dealer Services Agreement with FundAmerica Securities, LLC*
6.4	Development, Marketing and Consulting Agreement with M6, dated June 20, 2016**
6.5	Agreement with Monarch Bay Securities, LLC**
8.1	Escrow Services Agreement with FundAmerica Securities, LLC*

___________

*Filed with the original Offering Statement on Form 1-A on August 27, 2015 or with subsequent amendments to such Offering Statement.

**Filed with the Company’s Annual Report on Form 1-K for the fiscal year ending December 31, 2015.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Med-X, Inc.

By:	/s/ Matthew Mills
Matthew Mills
Chairman and President

Date:	September 14, 2018

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By:	/s/ Ron Tchorzewski
Ron Tchorzewski
Chief Financial Officer

Date:	September 14, 2018

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